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Exhibit 99.6

AUDITORS' REPORT ON RECONCILIATION WITH UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—ITEM 17

To the Board of Directors of IAMGOLD Corporation

On March 30, 2007, we reported on the consolidated balance sheets of IAMGOLD Corporation (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007, which are included in or incorporated by reference in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental restated note entitled "Reconciliation with United States Generally Accepted Accounting Principles—Item 17" included in Amendment No. 1 to Form 40-F. This supplemental restated note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

        In our opinion, such supplemental restated note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2007, except as to notes 1 and 2(a),
which are as of March 3, 2009

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  Exhibit 99.6
AUDITORS' REPORT ON RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES—ITEM 17